P.E. 1/22/02

02011410

CONFORMED COPY

JAN 22 2002

# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR JANUARY 22, 2002

# REPSOL YPF, S.A.

**(Exact name of Registrant as specified in its charter)**

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

**Paseo de la Castellana, 278**
**28046 Madrid, Spain**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X     FORM 40-F ___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___     NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]* Not applicable

**REPSOL YPF, S.A.**

**TABLE OF CONTENTS**

REPSOL YPF

Corporate Direction
External Relations

Paseo de la
Castellana, 278-280
28046 Madrid
Spain

Tls. 91 348 81 00
91 348 80 00
Fax 91 314 28 21
91 348 94 94
www.Repsol YPF.com

Madrid, January 18th, 2002
Number of pages: 2

# REPSOL YPF SELLS ASSETS IN INDONESIA

**The transaction is worth 662 million euros**

Repsol YPF has reached an agreement with CNOOC Ltd., a Hong Kong and NYSE listed company, to sell its interest for 662 million euros (US$ 585 million) subject to adjustment in the South East Sumatra, Offshore North West Java, Poleng, Offshore West Madura and Blora blocks, in Indonesia where the company has operated since 1986. Repsol YPF is the operator of the South East Sumatra Block. The sale involves a net production of 70.300 boepd, 79.2% oil and liquids and 20.8% gas.

The effective date of the transaction is January 1st 2002. The signing of this agreement initiates a process of informing the appropriate Indonesian Authorities and partners in order to close the transaction as early as possible.

This deal is part of the Repsol YPF divestment schedule announced in June 1999, in line with the company's strategic commitment to gradually reduce debt leverage to the announced target levels.

Despite the importance of this operation, Repsol YPF will keep its presence in Indonesia as operator at the Jambi Merang block with a current net production of 2,200 boepd. The company will also remaint in the South Sokangh exploration block.

Recently, Repsol YPF has made a discovery of important gas and condensed reserves at the Sungei Kenawang exploration well with an estimated potential of 2.5 million $m^3$ of gas and 3.000 barrels per day of condensate. The company also has reserves at the Palau Gading field.

Repsol YPF is one of the ten leading integrated oil companies in the world operating in more than thirty countries. Hydrocarbons production is over one million barrels per day. The company´s reserves up to 31st March 2001 were of 5,756 million barrels of oil equivalent.

REPSOL YPF


MALAYSIA
Kuala Lumpur
Singapore
SUMATRA
SOUTH SOKANG
JAMBI MERANG
BRUNEI
MALAYSIA
KALIMANTAN
SULAWESI
SE SUMATRA
ONW JAVA
BLORA
OWM & POLENG
KODECO
Yakarta
JAVA
0
500
1000 KMS
REPSOL YPF BLOCKS
REPSOL YPF OPERATOR
REPSOL YPF PARTNER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: January 22, 2001

By: /s/ Carmelo de las Morenas
Name: Carmelo de las Morenas
Title: Chief Financial Officer